UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 04, 2011

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   **ANGLOGOLD ASHANTI EARNINGS SURGE TO RECORD $342M; UPS DIVIDEND**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

4 August 2011

ANGLOGOLD ASHANTI EARNINGS SURGE TO RECORD $342M; UPS DIVIDEND

(ANGLOGOLD ASHANTI) – AngloGold Ashanti posted record adjusted headline earnings* of $342m in the second quarter after production and costs improved amid record gold prices.

"We did a good job of containing costs and growing production, despite some difficult production issues," Chief Executive Officer Mark Cutifani said. "Our focus on driving free cash-flow generation and returns is evident in these results and this positions us well as we grow through a prudent, well-managed capital programme."

AngloGold Ashanti eliminated the gold industry's last remaining major hedge book in October, last year, improving cash flow and earnings by increasing exposure to the rising gold price. The company is also in the process of implementing a new operating model to improve productivity across its 20 existing operations and a portfolio of development projects as it expands production by around 1Moz, to 5.5Moz in 2014/2015.

Adjusted headline earnings in the three months to June 30 were $342m, or 89 US cents a share, compared with $203m, or 53 US cents a share the previous quarter. The Continental Africa operations were a significant contributor, with the Geita and Obuasi mines both delivering cost and production improvements. The South African operations increased production by 7% and contained cost increases to 8%, despite inflationary pressures including annual power-tariff increases and a stronger local currency.

Cash flow generated from the company's operating activities during the first quarter rose 24% to a record $636m. Net debt** improved by another 22% to $866m, underscoring the improvement in AngloGold Ashanti's cash generation, even after the company funded its capital expenditure requirements. The improved cash flow allowed for a 38% increase in the interim dividend to 90 South African cents a share. In dollar terms, the 13 US cents a share dividend represents a 44% improvement compared with last year's interim payout.

Production was 1.086Moz at a total cash cost of $705/oz in the three months to 30 June, compared with 1.039Moz at $706/oz the previous quarter, and guidance of 1.09Moz at $760/oz.

Additional exploration at the Vogue discovery, beneath the Sunrise Dam operation in Australia, returned high grade intersections reflecting improved potential to increase the size of the deposit, as did drilling at the Cerro Vanguardia mine in Argentina.

Tragically, three fatalities were recorded after an underground mining incident in South Africa and separate accidents in Brazil and at an exploration camp in North Africa. The company's long-term safety performance remains markedly better than three years ago, when the new safety strategy was launched. This is reflected in an improvement of around 80% in its fatality injury frequency rate over the period. Efforts continue to push toward an elimination of workplace injuries.

Guidance of the year has been updated to around 4.45Moz at a total cash cost of $725/oz to $740/oz1. This production level reflects the impact of floods at the Sunrise Dam mine in Australia, a decision to halt mining of the VCR pillar at TauTona following a seismic event earlier in the year, a drought at the Cripple Creek & Victor mine in the U.S. which impacted output from the heap-leach pad, and a six-day strike which halted production from the South African operations. Total cash costs are impacted by the lower output, stronger local currencies and a higher fuel price. Previous guidance was for 4.55Moz to 4.75Moz, at a total cash cost of $660/oz to $685/oz.

Guidance for the second quarter is around 1.11Moz at $775/oz, assuming an exchange rate of R6.75 to the dollar and Brent crude price of $115 a barrel.

* Excludes cost of accelerated hedge buy-back
** Excludes mandatory convertible bonds 1assuming an exchange rate of R6.83/$ and an oil price of $114/barrel.

ENDS

Contacts

	Tel:			E-mail:
Alan Fine (Media)	+27 (0) 11 637- 6383	/	+27 (0) 83 250 0757	afine@anglogoldashanti.com
Mike Bedford (Investors)	+27 (0) 11 637 6273	/	+27 (0) 82 3748820	mbedford@anglogoldashanti.com
Stewart Bailey (Investors)	+1 212 836 4303	/	+1 646 338 4337	sbailey@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 04, 2011

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary